May 7, 2020
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rufus Decker Angela Lumley

Re:	Univar Solutions Inc. Form 10-K for Fiscal Year Ended December 31, 2019 Filed February 25, 2020 File No. 001-37443
Ladies and Gentlemen:
On behalf of Univar Solutions Inc. (the “Company”), please find below the Company’s response to the comment letter to Nicholas W. Alexos from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 30, 2020, regarding the Company’s Form 10-K for fiscal year ended December 31, 2019. The Staff’s comment is reproduced below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2019
Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2, page 88

1.The introductory portion of paragraph 4 of your Section 302 certifications omits the internal control over financial reporting language, which became required in your first annual report that contained management’s report on internal control over financial reporting. It continues to be required in the Section 302 certifications of all periodic reports filed thereafter. Please amend your Form 10-K accordingly. Refer to the guidance in Question 246.13 of the Division’s Compliance and Disclosure Interpretations for Regulation S-K.
 Response: The Company acknowledges the Staff’s comment and will be filing an amendment to its Form 10-K for the fiscal year ended December 31, 2019, which will include corrected Exhibits 31.1 and 31.2, as well as full Item 9A disclosure and the Company's financial statements.
We acknowledge that:
•The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•The Company may not assert staff comments are a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Univar Solutions Inc. | 3075 Highland Parkway - #200 | Downers Grove, IL 60515 | USA

Please do not hesitate to call me at (331) 777-6030, or Noelle J. Perkins at (331) 777-6187, if you wish to discuss our response to the comment.
Sincerely,
/s/ Nicholas W. Alexos
Nicholas W. Alexos
Executive Vice President and Chief Financial Officer
Univar Solutions Inc.
Univar Solutions Inc. | 3075 Highland Parkway - #200 | Downers Grove, IL 60515 | USA